Mail Stop 3561

April 2, 2008

Barry Sytner, Chief Executive Officer
Tri-Mark MFG, Inc.
643 S. Olive Street, Suite 777
Los Angeles, CA 90014

> **Re: Tri-Mark MFG, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2008**
> **File No. 333-149546**

Dear Mr. Sytner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please check the box for securities that will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

2. Please revise to include a pro forma balance sheet that reflects the stockholders' deficit accounts as contributed capital of December 31, 2007 as a result of your termination of the Subchapter S election. In this regard, we assume any undistributed earnings or losses will be reclassified to paid-in capital in the pro forma disclosure pursuant to SAB Topic 4:B.   If our understanding is not correct, please clarify.

Cover Page of the Prospectus

3. Please highlight your cross-reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

4. Please indicate whether there may be any extensions to the offering and, if so, the duration of such extensions.

Prospectus Summary, page 6

5. Please indicate that Mr. Sytner currently owns and will continue to own sufficient shares to control the operations of the company.

6. Please focus the summary on the current business of the company. Please briefly explain operations since formation. Please identify the one company to whom you sold all of your products for the year ended December 31, 2007. If you have not sold jewelry to each of jewelry chain stores, discount stores, department stores, television home shopping networks and wholesalers, please delete the references to the businesses with which you have not yet sold your merchandise. You should make these revisions throughout the prospectus. Also disclose that you have received a going concern opinion and state the amount of accumulated losses to date. Please revise the business section accordingly.

Risk Factors, page 7

7. Some of your risk factors appear to be generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk currently applies to your company, or delete these risk factors:

    *   Adverse economic cycles and retail industry…, page 9
    *   Our quarterly results could fluctuate…, page 11
    *   Our insurance may not cover all of our future liabilities…, page 11
    *   If we are unable to manage our growth effectively …, page 11.

    Please note that these are examples only. Please review your entire risk factor section and revise as necessary.

8. Please revise the caption of risk factor 1 to clarify that you have received a going concern opinion.

9. In risk factor 4, provide us with support for the statement that you are operating in a "rapidly developing market and industry."

10. Please remove mitigating language from your risk factors, such as the statements in risk factor 7 that "we believe that our lower-priced jewelry may sell better than higher-priced jewelry in a recessionary period" and in risk factor 8 indicating that "we attempt to stay abreast of emerging fashion preferences affecting the jewelry industry." Please revise the risk factors section to remove all mitigating language.

11. Revise risk factor 10 to clearly identify the customer you have referenced. Please state that this customer accounted for 100% of your sales for the year ended December 31, 2007.

12. In your risk factor "We have only operated for a short period…", it may be more useful for the reader if you discuss whether the company is likely to generate revenues in the next 12 months. Please include this disclosure or advise us why no revision is necessary.

13. With respect to risk factor 16, please clarify where you currently outsource production or delete this risk factor.

Plan of Distribution, page 14

14. Please revise your disclosure to describe the selling efforts of your officers and directors. Discuss whether they intend to sell the shares to the public or to investors they have prior relationships with and discuss how they will conduct these selling efforts.

Business Operations, page 15

15. Please thoroughly revise and expand this section to better describe your business. As examples only, and not an exhaustive list, please address the following:

- You state that your primary competitive advantage is your manufacturing method. Please provide more detail on how your manufacturing method allows you to substantially reduce costs and provides better quality.
- Your current disclosure does not provide a clear description of your business model detailing how your business operates. Please provide more detail on your business model that would better inform investors of your order and delivery processes.

16. Provide us with support for the statement that you are a high-volume manufacturer given your limited sales to date.

17. Disclose that you have received a going concern opinion on your financial statements and discuss your plans as to the matters that raise substantial doubt about your ability to continue as a going concern.

18. You state that you can create specifically designed products in response to requests or pictures that your customers submit. Please expand your disclosure to discuss whether you currently create custom products and the percentage of total revenue or sales contributed by such products.

19. You state that you plan to focus your efforts on increasing your customer base through selective acquisitions. Please describe further your expansion plans by discussing the costs of these proposed acquisitions, how you will be able fund them and whether you have identified any potential targets.

20. You state that you obtain proprietary protection for your products and designs. Please expand your disclosure to discuss how you obtain proprietary protection for your products and designs given that you do not have any patents, trademarks or licenses.

21. You state that you have a contract with a major television shopping network. Please disclose the name of the television network and file the contract as an exhibit to the registration statement.

22. Please revise this section so it describes your current circumstances. Any change from your present situation should be accompanied by a discussion of the cost and the time involved to realize the improvement. Descriptions of your proposed expansion, manufacturing and marketing plans should be accompanied by an explanation of how you will achieve your plans in enough detail so that investors can make a judgment about how viable your business plan is. Please clarify whether you have engaged in all of the marketing efforts to date. If not, remove the marketing efforts that are not applicable.

23. Please describe the duties of the independent contractors. In addition, please discuss what actions you have taken to date to retain contractors or to determine their availability to the company. Further, please include a risk factor discussing your limited operational ability in this regard.

Reports to Security Holders, page 28

24. Please revise the information to reflect the change in the address of the Securities and Exchange Commission to 100 F Street N.E. Washington, D.C. 20549. Please also make this change in the section titled "Where You Can Find More Information."

Determination of Offering Price, page 30

25. Please disclose the factors you considered to arrive at the $1.00 per share offering price. See Item 505 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

26. Please revise this section to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. In this regard, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance in indicative of future performance. Please discuss whether you expect your financial position is to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes to your earnings. Further, please provide in reasonable detail:

- economic or industry-wise factors relevant to your company, and
- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See SEC Release No. 33-8350.

27. In your plan of operations, discuss the business activities you will undertake based upon raising funds at the levels you discussed in the use of proceeds. Also, discuss the anticipated timing for expenditures.

28. The net loss you disclose in the discussion of the results of operations for the year ended December 31, 2007 does not agree with net loss stated in the statement of operations for the year ended December 31, 2007. Please revise or advise.

29. Please discuss the nature of your provision for taxes of $800. In this regard, there is little disclosure of income taxes in your financial statements. Please consider the disclosure requirements of paragraphs 43-49 of SFAS 109 to the extent applicable.

Liquidity and Capital Resources, page 29

30. Please clarify and expand on your statement on page 30 of your intent to secure a market share in the livestock and inanimate identification industry. It is unclear what you are trying to communicate.

Directors, Executive Officers and Control Persons, page 31

31. Please provide a discussion of each officer's and director's business background for the past five years without including superfluous descriptions, such as "[t]hese designs can be found in major retailers," the increase in the percentage of profits at Rockwell Salvage, the increase in sales at F.W. Woolworth, the $9 billion modernization initiative and the $3 billion retail chain. Also clarify the capacity in which Ms. Soumekh worked with each of the companies listed during the period of 1994 to 2004.

Executive Compensation, page 34

32. We note that you have currently provided an incomplete summary compensation table and you have not provided the table currently required by the rules. Please provide the complete table required by Item 402(n)(1) of Regulation S-K.

Related Party Loan, page 35

33. Disclose whether the transactions and agreements with related persons were comparable to terms you could have obtained from unaffiliated third persons. Also, if written, please file all related party contracts as exhibits.

34. Please disclose the terms of the loan you describe in this section and when it has to be repaid. Also disclose that the officer/shareholder is your president and majority shareholder.

35. Disclose whether the officer provided any non-cash contributions.

Shares Eligible for Future Sale, page 36

36. We note your disclosure that upon the effectiveness of this registration statement and subsequent exercise of warrants, up to an additional 9,591,251 common shares may be eligible for immediate resale in the public market. Please revise your disclosure to include information with respect to the warrants. Please file the warrant agreement as an exhibit to the registration statement.

Financial Statements

37. Please tell us in detail your consideration of the applicability of the financial accounting and reporting requirements in SFAS 7 with respect to development stage enterprises.   In this regard it appears your planned principal operations have commenced but there has been no significant revenue there from. See paragraphs 8-9 of SFAS 7. We may have further comment.

38. Please revise to give retroactive effect and disclosure of the change in capital structure resulting from the stock split that occurred on February 15, 2008 noted on page 34 under the caption Common Shares.   Refer to paragraph 54 of SFAS 128, paragraph 4 of SFAS 129 and SAB Topic 4:D.

Independent Auditors' Report, page 39

39. Please have your independent auditor review the spelling of their name in their electronic signature.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 44

40. There appears to be a typographical error in the fifth full paragraph on page 45. Please carefully review the document to ensure any such errors are corrected.

Note 2- Going Concern

41. This note contains an adequate disclosure of the registrant's financial difficulties. It is however lacking in appropriate and prominent disclosure if the registrant's viable plan(s) to overcome these difficulties. Please refer to Section 607.02 of the Financial Reporting Codification.

Note 4 – Notes Payable to Related Parties, page 47

42. Please disclose the terms and the manner of settlement of the notes payable. Refer to paragraph 2.d of SFAS 57.

43. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Undertakings

44. Furnish the information required by Item 512(a)(5) of Regulation S-K, as applicable.

Signatures

45. The date that appears in the signatures section of the registration statement is February 25, 2008. However, the registration statement was filed on March 5, 2008. Please revise the date in the signatures section to match the filing date.

46. The registration statement must be signed by the principal financial officer *and* controller or principal accounting officer. See Instruction 1 to Signatures to Form S-1.

Exhibits

47. We note that your articles of incorporation state that you have the authority to issue 1,000 shares. However, you state that you have 8,000,000 shares of common stock outstanding. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Attorney Adviser, at (202) 551-3582, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jody Walker, Esq.
        Via Facsimile